Exhibit 99.1

August 16, 2018

Dear Shareholder:

You are cordially invited to attend the 2018 annual meeting of shareholders of Medigus Ltd., or the Company, to be held on September 20, 2018 at 5:00 PM Israel Time at Meitar Liquornik Geva Leshem Tal law offices at 16 Abba Hillel Silver Rd., Ramat Gan, Israel, on the 10th floor. Details of the business to be conducted at the annual meeting are provided in the accompanying 2018 annual general meeting proxy statement.

Your vote will be especially important at the annual meeting given recent developments and the fact that the results of the proposed resolutions will have a significant and permanent impact on the future of the Company.

As you are probably aware, the Company has been driving commercialization of its proprietary technologies in Europe, the US and China. In the last quarter, these efforts have gained considerable traction, evidenced by a capital gross raise of approximately $10 million, a $780,000 development agreement with industry leader AM Surgical Inc., an exclusive distribution agreement in the U.S. with Miro-Tech Endoscopy USA Inc. for the launch of the MUSE System in the U.S., as well as progress with CFDA Certification in China towards the launch of the MUSE System in China. The board of directors of the Company and management have taken the success of the most recent public offering as testament of our shareholders’ confidence in the Company’s operations, its proprietary solutions and its ability to create long term value to shareholders.

Recently, L.I.A Pure Capital Ltd., or Pure Capital which is owned and controlled by Mr. Kfir Silberman, a citizen and resident of the State of Israel, has purchased securities of the Company, representing as of August 15, 2018, approximately 6.8% of the Company’s outstanding share capital and has taken steps to gain control of the Company. In furthering this goal, Pure Capital has nominated four individuals to become members of the Company’s board of directors and is attempting to replace all current directors and management. To the Company’s knowledge, Pure Capital’s nominees lack sufficient knowledge with respect to the Company’s activity, and from reviewing their curriculum vitae, it seems that three out of the four nominees lack any familiarity at all with the medical device industry. This is in contradiction to the Company’s directors up for re-election, which four out of the five have proven successful experience in the medical field.

Based on publicly available information, we learned that Mr. Silberman is in the business of assuming control of public companies for the purpose of trading them as shells, having little regard for the Company’s core activity or its shareholders. The merger of Foresight Autonomous Holdings Ltd. (TASE: FRSX) into Asia Development Ltd. in 2015 and the most recent contemplated merger of U.N.V Medicine into D-Pharm LTD. (TASE:DPRM) are but two examples of Mr. Silberman’s method of operations. Based on publicly available information, we understand that as a part of these transactions, Mr. Silberman reaps consultancy fees and gains from the sale of his position based on share fluctuations resulting from these transactions. In the board of directors’ opinion, this more than anything else, exemplifies Mr. Silberman’s commitment to personal short term gain.

In light of this history, the board of directors believes Mr. Silberman’s underlying goal (whether explicitly stated or not) is to utilize the funds available from the most recent raise for personal gain through various transactions and finally, sell the Company as a dually traded shell. The board of directors’ belief is further strengthened by the fact that, from public information, we have learned that two of the four directors nominated by Mr. Silberman joined Mr. Silberman in previous transactions where Mr. Silberman gained control of public companies and sold them as shell companies for a personal gain.

Furthermore, despite the fact that these goals are evident and transparent to any reasonable observer, Pure Capital failed to disclose them on Schedule 13D, as well as the letter issued to the Company requesting the Company to call a general meeting of the shareholders, in potential violation of the Securities Exchange Act of 1934, or the Exchange Act.

In light of the above, the Company’s board of directors unanimously recommends and urges that you vote FOR the election of Mr. Christopher Rowland, Mr. Doron Birger, Mr. Eitan Machover, Ms. Efrat Venkert and Mr. Yuval Yanai, the nominees proposed by the Company’s Board of Directors to continue growing the Company’s core business and creating shareholder value, and AGAINST the election of Prof. Benad Goldwasser, Mr. Ronen Rosenbloom, Mr. Eli Yoresh and Mr. Eli Cohen, the nominees proposed by Pure Capital.

As such, it is imperative that your shares be represented at the annual meeting. Whether or not you plan to attend. We hope you will vote as soon as possible through any of the methods detailed in the accompanying 2018 annual general meeting proxy statement.

We look forward to seeing you at the annual meeting. Your vote and participation, no matter how many or how few shares you own, are very important to us.

Sincerely yours,
Doron Birger
Chairman of the board of directors

MEDIGUS LTD.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on September 20, 2018

Notice is hereby given that the annual general meeting of shareholders of Medigus Ltd. (the “Company”), will be held at Meitar Liquornik Geva Leshem Tal Law Offices at 16 Abba Hillel Silver Rd., Ramat Gan, Israel, on the 10th floor on Thursday, September 20, 2018, at 5:00 PM Israel time (10:00 a.m. Eastern time), or at any adjournments thereof (the “Meeting”), for the following purposes:

1.	To re-elect each of Mr. Christopher (Chris) Rowland, Mr. Doron Birger, Mr. Eitan Machover and Ms. Efrat Venkert and to elect Mr. Yuval Yanai, to serve as directors of the Company until the close of the next annual general meeting of shareholders of the Company;

2.	To approve an increase to the Company’s share capital and to amend the Company’s articles of association accordingly;

3.	To approve the compensation policy for executives and directors; and

4.	To approve and ratify the appointment of Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year ending December 31, 2018, and its service until the annual general meeting of shareholders to be held in 2019; and

5.	To vote on the proposal of L.I.A Pure Capital Ltd. to elect Prof. Benad Goldwasser, Mr. Ronen Rosenbloom, Mr. Eli Yoresh and Mr. Eli Cohen, to serve as directors of the Company until the close of the next annual general meeting of shareholders of the Company (the Company’s board of directors recommends shareholders vote “AGAINST” this proposal).

The board of directors recommends shareholders vote “FOR” Proposal Nos. 1, 2, 3, and 4 and “AGAINST” Proposal No. 5.

In addition, shareholders at the Meeting will have an opportunity to review and ask questions regarding the consolidated financial statements of the Company for the fiscal year ended December 31, 2017.

The Company currently is unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Whether or not you plan to attend the Meeting in person, it is especially important that your ordinary shares or American depositary shares be represented and voted at the Meeting. Your vote will be especially important at the annual meeting given recent developments and the fact that the results of the proposed resolutions will have a significant and permanent impact on the future of the Company. As you may have heard, L.I.A Pure Capital Ltd., controlled by Mr. Kfir Silberman, has nominated four individuals to become a member of the Company’s board of directors and is acting in order to assume a controlling interest in the Company. In light of Mr. Silberman’s history, the board of directors believes Mr. Silberman’s underlying goal (whether explicitly stated or not) is to utilize the funds available from the most recent raise for personal gain through various transactions and finally, sell the Company as a dually traded shell. As such, the Company’s board of directors unanimously recommends that you vote “FOR” the election of Mr. Christopher (Chris) Rowland, Mr. Doron Birger, Mr. Eitan Machover, Ms. Efrat Venkert and Mr. Yuval Yanai, the nominees proposed by the Company’s board of directors, and “AGAINST” the election of Prof. Benad Goldwasser, Mr. Ronen Rosenbloom, Mr. Eli Yoresh and Mr. Eli Cohen, the nominees proposed by L.I.A Pure Capital Ltd.

The approval of each of the Proposals requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s ordinary shares present, in person or by proxy, and voting on the matter.

The approval of Proposal No. 3 is also subject to the fulfillment of one of the following additional voting requirements:

(i)	the majority of the shares that are voted at the Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the Proposal; or

(ii)	the total number of shares of the shareholders mentioned in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of shares of a company.

If you do not state whether you are a controlling shareholder or have personal interest your shares will not be voted for Proposal No. 3.

Only shareholders and holders of American depository shares, evidenced by American depositary receipts, of record at the close of business on August 21, 2018, shall be entitled to receive notice of and to vote at the Meeting.

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company holding at least one percent of the outstanding voting rights of the Company for the meeting may submit to the Company a proposed additional agenda item for the meeting, to the Company’s offices at Omer Industrial Park, Building No. 7A, Omer, Israel, Attention: Oded Yatzkan, chief financial officer, facsimile number +972-72-2602200, e-mail address: oded.yatzkan@medigus.com no later than Thursday, August 23, 2018. To the extent that there are any additional agenda items that the board of directors determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than Thursday, August 30, 2018, which will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at www.sec.gov and in addition at www.magna.isa.gov.il or maya.tase.co.il.

The wording of the resolution to be voted at the Meeting and relevant documents thereto may be inspected at the Company’s offices during normal business hours and by prior coordination with Mr. Oded Yatzkan (tel: +972-72-2602200).

By Order of the Board of Directors,

Doron Birger
Chairman of the Board of Directors

Tel-Aviv, Israel

August 16, 2018

MEDIGUS LTD.

OMER INDUSTRIAL PARK, NO. 7A, P.O. BOX 3030, OMER 8496500, ISRAEL

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 20, 2018

This Proxy Statement is furnished to the holders of ordinary shares, par value NIS 1.00 per share (the “Ordinary Shares”), and to holders of American depository shares (the “ADSs”), evidenced by American depositary receipts, each representing twenty (20) Ordinary Shares, issued by The Bank of New York Mellon, of Medigus Ltd. (the “Company”) in connection with the solicitation by the board of directors of proxies for use at the annual general meeting of shareholders (the “Meeting”), to be held on Thursday, September 20, 2018, at 5:00 PM Israel time (10:00 a.m. Eastern time) at Meitar Liquornik Geva Leshem Tal Law Offices at 16 Abba Hillel Silver Rd., Ramat Gan, Israel, on the 10th floor, or at any adjournments thereof.

It is proposed at the Meeting to adopt the following proposals or to consider the following items:

1.	To re-elect each of Mr. Christopher (Chris) Rowland, Mr. Doron Birger, Mr. Eitan Machover and Ms. Efrat Venkert and to elect Mr. Yuval Yanai, to serve as directors of the Company until the close of the next annual general meeting of shareholders of the Company, or any adjournment thereof;

2.	To approve an increase to the Company’s share capital and to amend the Company’s articles of association accordingly;

3.	To approve the compensation policy for executives and directors; and

4.	To approve and ratify the appointment of Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year ending December 31, 2018, and its service until the annual general meeting of shareholders to be held in 2019; and

5.	To vote on the proposal of L.I.A Pure Capital Ltd. to elect Prof. Benad Goldwasser, Mr. Ronen Rosenbloom, Mr. Eli Yoresh and Mr. Eli Cohen, to serve as directors of the Company until the close of the next annual general meeting of shareholders of the Company, or any adjournment thereof (the Company’s board of directors recommends shareholders vote “AGAINST” this proposal).

In addition, shareholders at the Meeting will have an opportunity to review and ask questions regarding the consolidated financial statements of the Company for the fiscal year ended December 31, 2017.

The Company currently is unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Shareholders Entitled to Vote

Only shareholders and ADS holders of record at the close of business on Tuesday, August 21, 2018 (the “Record Date”), shall be entitled to receive notice of and to vote at the Meeting. At the close of business on August 15, 2018, the Company had outstanding 63,697,758 Ordinary Shares, each of which is entitled to one vote for each of the matters to be presented at the Meeting.

Proxies

Whether or not you plan to attend the Meeting, it is important that your shares be represented. Accordingly, shareholders and ADS holders who will not attend the Meeting in person may vote with respect to Proposals Nos. 1 through 5 by means of a proxy card and are obliged to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience so that, in case of shareholders, it will be received no later than four (4) hours prior to the Meeting (i.e., 1:00 PM (Israel time) on September 20, 2018). ADS holders should return their proxies by the date set forth on the form of proxy. Shareholders and ADS holders may revoke their proxies at any time before the deadline for receipt of proxies by filing with the Company (in the case of holders of Ordinary Shares) or with ADS depositary (in the case of holders of ADSs) a written notice of revocation or duly executed proxy bearing a later date.

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A form of proxy card is enclosed with this Proxy Statement and was also furnished to the Securities and Exchange Commission (the “Commission”) on Form 6-K, and is available to the public on the Commission’s website at www.sec.gov. A Hebrew version of the proxy card, in accordance with regulations promulgated under the Israeli Companies Law, 5759-1999, is filed with the Israeli Securities Authority and Tel Aviv Stock Exchange Ltd. (the “TASE”) and is available on the websites: www.magna.isa.gov.il or www.maya.tase.co.il. Execution of a proxy will not in any way affect a shareholder’s right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

All shares represented by properly executed proxies received prior to or at the Meeting and not revoked prior to, or at, the Meeting in accordance with the procedures described in the proxy statement, will be voted as specified in the instructions indicated in such proxies. Subject to applicable law and the rules of The Nasdaq Stock Market, in the absence of such instructions, the shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Company’s board of directors recommends a “FOR”, other than Proposal Nos. 3 and 5.

A shareholder, whose shares are registered with a TASE member and are not registered on the Company’s shareholder’s register, is entitled to receive from the TASE member who holds the shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of proxy card and to the Position Statements posted on the Israel Securities Authority website, unless the shareholder notified that he or she is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date. A shareholder, whose shares are registered with a member of the TASE, is required to prove his or her share ownership to vote at the Meeting. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that TASE member and is entitled to receive the ownership certificate in the branch of the TASE member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account. Alternatively, shareholders who hold shares through members of the TASE may vote electronically via the electronic voting system of the Israel Securities Authority up to six (6) hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

Expenses and Solicitation

The board of directors is soliciting proxies for use at the Meeting. The Company expects to mail this Proxy Statement and the accompanying proxies to ADS holders on or about August 24, 2018. In addition to solicitation of proxies to ADS holders by mail, certain officers, directors, employees and agents of the Company, none of whom shall receive additional compensation therefore, may solicit proxies by telephone, telegram or other personal contact. The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling and shall reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares or ADSs.

Quorum and Voting

Discussion at the Meeting will be commenced if a quorum is present. A quorum is constituted by two or more shareholders who are present in person or by proxy, and who hold or represent shares holding in the aggregate at least ten percent (10%) of the voting rights in the Company. If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting will be adjourned to Tuesday, September 25, 2018, at the same time and place. At the adjourned Meeting, if a quorum is not present within half an hour, any number of shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum.

The approval of each of the Proposals requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s Ordinary Shares present, in person or by proxy, and voting on the matter.

With respect to election of directors of the Company, shareholders will be asked to elect five (5) out of the nine (9) nominees proposed in Proposal Nos. 1 and 5 to serve as directors of the Company until the close of the next annual general meeting of shareholders of the Company. In the event that more than five (5) nominees proposed in Proposal Nos. 1 and 5 receive the affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon, the five (5) nominees out of these nine (9) nominees proposed in Proposal Nos. 1 and 5 who receive the highest number of affirmative votes in favor of their election will be elected to serve as directors.

The board of directors recommends shareholders vote “FOR” Proposal Nos. 1, 2, 3 and 4 and “AGAINST” Proposal No. 5.

The approval of Proposal No. 3 is also subject to the fulfillment of one of the following additional voting requirements:

(i)	the majority of the shares that are voted at the Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the Proposal; or

(ii)	the total number of shares of the shareholders mentioned in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

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For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company. A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of shares of a company.

If you do not state whether you are a controlling shareholder or have personal interest your shares will not be voted for Proposal No. 3.

Position Statements

Shareholders or ADS holders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Oded Yatzkan, at Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel. Any Position Statement received will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at www.sec.gov and in addition at www.magna.isa.gov.il or maya.tase.co.il. Position Statements should be submitted to the Company no later than Friday, Monday 10, 2018. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement.

Reporting Requirements

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Commission. Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that the Company is subject to the proxy rules under the Exchange Act.

The lack of a required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained.

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COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For information regarding compensation granted to our five most highly compensated office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2017, please see Item 6 B. of our Annual Report for the year ended December 31, 2017, filed on Form 20-F with the Commission on March 22, 2018, and accessible through the Commission’s website at www.sec.gov.

BOARD OF DIRECTORS

Our board of directors currently consists of five directors: Mr. Christopher (Chris) Rowland, Mr. Doron Birger, Mr. Eitan Machover, Efrat Venkert and Mr. Yuval Yanai.

The following table sets forth information about our directors as of August 15, 2018:

Name	Age	Position
Doron Birger (1) (2) (3)	67	Chairman
Christopher (Chris) Rowland	56	Director, Chief Executive Officer
Eitan Machover (1) (2) (3)	56	Director
Efrat Venkert (1) (2) (3)	51	Director
Yuval Yanai (1) (3)	65	Director

(1)	Independent director under the Nasdaq Rules.
(2)	Member of our Compensation Committee.
(3)	Member of our Audit Committee.

Our directors are elected at the annual general meeting of our shareholders by a simple majority. Because our ordinary shares do not have cumulative voting rights in the election of directors, the holders of a majority of the voting power represented at a shareholders meeting have the power to elect all of our directors. The general meeting of our shareholders may resolve, at any time, by an ordinary majority resolution prior to the termination of his respective term of service and it may appoint another director in his place, provided that the director was given a reasonable opportunity to state his case before the general meeting.

Pursuant to Section 1A(2) to the Companies Regulations (Reliefs in Transactions with Interested Parties), we pay (A) each of our directors other than the chairman of the board of directors and our chief executive officer a fixed annual compensation in the amount of NIS 37,115 and a per meeting fee of (i) NIS 1,860 for each meeting attended in person, (ii) NIS 930 for each execution of a written consent in lieu of a meeting, and (iii) NIS 1,116 for each meeting attended by teleconference; and (B) our chairman of the board of directors a fixed annual compensation in the amount of NIS 37,115 and a per meeting fee of (i) NIS 2,480 for each meeting attended in person, (ii) NIS 1,240 for each execution of a written consent in lieu of a meeting, and (iii) NIS 1,488 for each meeting attended by teleconference. We currently do not pay Mr. Rowland, our chief executive officer, any fees for his service as a director.

DIRECTOR INDEPENDENCE

Our board of directors has determined that each of our directors, including those standing for re-election at the Meeting, other than Mr. Christopher (Chris) Rowland, who serves as our chief executive officer, satisfies the independent director requirements under the Nasdaq corporate governance requirements. As such, a majority of the Company’s board of directors is comprised of independent directors as such term is defined in the Nasdaq Rules.

Our board of directors has further determined that each member of our audit committee is independent as such term is defined in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and that each member of our audit committee and compensation committee satisfies the additional requirements applicable under the Nasdaq Rules to members of audit committees and compensation committees, respectively.

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PROPOSAL NO. 1

ELECTION OF DIRECTORS NOMINATED BY THE BOARD OF DIRECTORS

At the Meeting, shareholders will be asked to elect five (5) out of the nine (9) nominees proposed in Proposal Nos. 1 and 5 to serve as directors of the Company until the close of the next annual general meeting of shareholders of the Company. In the event that more than five (5) nominees proposed in Proposal Nos. 1 and 5 receive the affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon, the five (5) nominees out of these nine (9) nominees proposed in Proposal Nos. 1 and 5 who receive the highest number of affirmative votes in favor of their election will be elected to serve as directors.

The board of directors recommends that our shareholders re-elect the following persons to serve as directors of the Company until the next annual general meeting of shareholders of the Company: Mr. Christopher (Chris) Rowland, Mr. Doron Birger, Mr. Eitan Machover and Ms. Efrat Venkert. Additionally, the board of directors recommends that our shareholders elect Mr. Yuval Yanai, which was appointed as a director by our board of directors to serve until the next annual general meeting of shareholders of the Company.

All of our current directors which are standing for election under Proposal No. 1 attended 90% or more of the meetings of our board of directors and its committees on which they served since last year annual general meeting.

Each director nominee has certified to us that he complies with all requirements under the Companies Law for serving as a director. Such certifications will be available for inspection at the Meeting.

Following is biographical information for each director nominated by our board of directors:

Christopher (Chris) Rowland (56) has been serving as a member of our board of directors since March 2013 and as Chief Executive Officer since October 2013. Between 2011 and 2013, Mr. Rowland served as President of IntraPace Inc., a company that develops medical equipment in the field of obesity. Mr. Rowland has served as President and CEO of Neo Tract Inc., a medical equipment company in the field of urology, and as President of Americas Given Imaging Inc. Mr. Rowland holds a B.Sc. in marketing from the University of Southern Illinois. Mr. Rowland completed the Executive Management Program of Columbia Business School, and the Executive Leadership Program of Harvard Business School.

Doron Birger (67) has been serving as a member of our board of directors since May 2015 and as Chairman of our board of directors since August 2017. Mr. Birger currently serves as a director of Icecure Medical Ltd. (TASE:ICCM), and as chairman and director of several private companies in Israel in the hi-tech sector mainly in the medical device field. From 2002 to 2007, Mr. Birger served as the chairman of the board of directors of Given Imaging Ltd. and later on as board member until February 2014. Mr. Birger served as chief executive officer of Elron Electronic Industries, Ltd., or Elron, from August 2002 to April 2009. Prior to that, he held other executive positions at Elron, including President since 2001, Chief Financial Officer from 1994 to August 2002, and Corporate Secretary from 1994 to 2001. Mr. Birger is a director of variety of none profit organizations in Israel. Mr. Birger holds a B.A. and an M.A. in economics from the Hebrew University Jerusalem.

Eitan Machover (56) has been serving as a member of our board of directors since September 29, 2016. Mr. Machover has been the Principal and Owner of EM Advisory Services since August 2011. Mr. Machover is a Partner at Ziegler Meditech Equity Partners, L.P., a fund specializing in the medical device space, since January 2006. He serves as the fund’s representative on the board of directors of numerous public and private companies, including: Brenmiller Energy, Ltd. (TASE:BRNG), since July 2017; WCG Properties, Ltd. (TASE:WCG.B2), since June 2017; Electra Real Estate (TASE:ELTR), since October 2014; Related Commercial Portfolio, Ltd. (TASE:RLCM:B1), since July 2015 and MedyMatch Ltd. since December 2014. Mr. Machover served as Chief Executive Officer at Enhanced Surface Dynamics Inc. (Wellsense) from January 2013 to April 2014. He was the VC Partner at Meditech Advisors LLC from January 2003 to August 2011. Mr. Machover previously held various business development and M&A positions at GE Capital in the U.S., Europe and Asia from 1989 until May 2010, and led integrations into GE’s Israeli operations, having been named the National Executive for General Electric Israel, overseeing all of GE’s activities in Israel. Mr. Machover holds a BS in Business Communications from Emerson College, Boston, Massachusetts, and MBA in Finance and Marketing from Boston College.

Efrat Venkert (51) has been serving as a member of our board of directors since September 2013. Ms. Venkert is the owner of a law firm specializing in legal advice to companies and in business law. From 2009 to 2010, Ms. Venkert served as a member of an advisory group advising to the Government Investigation Committee for the water sector. From 2007 to 2009, Ms. Venkert served as the chairperson secretary of the Steering Committee, and Chairperson Manager of the Ministry of Justice and Ministry of Welfare pilot project on the subject of changes in the legislation of minors’ participation in legal proceedings and from 2004 to 2008 Ms. Venkert served as a lecturer in the Law Faculty of the University of Haifa. Ms. Venkert holds an LL.B. from Hebrew University, Jerusalem, Israel and an MBA from Haifa University, Haifa, Israel. Ms. Venkert is a Certified Mediator of ICNM, a graduate of the Companies Secretary Course of the Israel Management Center, and a graduate of Directors’ Course, Lahav, Tel-Aviv University, Israel.

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Yuval Yanai (65) was appointed by our board of directors to serve as a member of our board of directors since February 2018. Mr. Yanai currently serves as a member of the board of directors of Mazor Robotics Ltd. (NASDAQ:MZOR; TASE:MZOR), Check-Cap Ltd. (NASDAQ:CHEK) and Clal Biotechnology Ltd. (TASE:CBI). Mr. Yanai also serves as a director of Hadassah Medical Center and Standard & Poors Maalot, Efranat Ltd., Endobetix Ltd., Nobio Ltd. and as the chairman of the Israeli Fund for UNICEF. Mr. Yanai served as Senior Vice President and Chief Financial Officer of Given Imaging Ltd. from September 2005 through March 2014. Prior to that, from October 2000 through August 2005, Mr. Yanai served as Senior Vice President and Chief Financial Officer of Koor Industries Ltd. (TASE:KOOR), and from April 1998 to September 2000, Mr. Yanai served as Vice President and Chief Financial Officer of NICE Systems Ltd. (NASDAQ:NICE; TASE:NICE). Mr. Yanai holds a B.A. degree in Accounting and Economics from Tel-Aviv University.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to re-elect each of Mr. Christopher (Chris) Rowland, Mr. Doron Birger, Mr. Eitan Machover and Ms. Efrat Venkert and to elect Mr. Yuval Yanai to serve as directors of the Company until the close of the next annual general meeting of shareholders of the Company.”

The board of directors recommends shareholders vote “FOR” Proposal No. 1

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PROPOSAL NO. 2

INCREASE OF SHARE CAPITAL OF THE COMPANY

On July 19, 2018, the Company entered into an Underwriting Agreement with H.C. Wainwright & Co., or the Underwriter, pursuant to which the Company agreed to issue and sell to the Underwriter, in a firm commitment public offering, or the Offering, an aggregate of 2,837,674 units at a price of $3.50 per unit. Each unit consisted of (i) one ADS (or ADS equivalents), and (ii) one Series C warrant to purchase one ADS. In connection with the closing of the Offering, on July 23, 2018, the Company issued a press release titled: “Medigus Announces Closing of $10 Million Underwritten Public Offering.”

Under the Underwriting Agreement, the Company committed to grant the Underwriter warrants to purchase 198,637 ADSs (the “Underwriter Warrants”), which were not yet granted due to the fact that the Company did not have sufficient share capital to issue such warrants on the date of closing of the Offering and up to date. In addition, in connection with the Offering, the Company obtained consents from the Underwriter and certain warrant holders for unreserving 298,194 ADSs underlying warrants previously issued to the Underwriter and such warrant holders (the “Previous Warrants”) to allow the Company to consummate the Offering. In connection with the above, the Company agreed to use reasonable efforts to obtain shareholder approval to increase its authorized share capital to allow for the issuance of the Underwriter Warrants and the re-reservation of the ADSs underlying the Previous Warrants.

In order to issue the Underwriter Warrants and to re-reserve the ADSs underlying the Previous Warrants, the Company will be required to reserve 9,936,620 Ordinary Shares. As of August 15, 2018, the Company had only 559,982 Ordinary Shares available for future issuance after taking into account the shares issuable under outstanding options and warrants.

At the Meeting, shareholders will be asked to approve an increase of the authorized share capital of the Company by an additional NIS 40,000,000, consisting of 40,000,000 Ordinary Shares par value NIS 1.00 per share, such that the authorized share capital of the Company following such increase shall be NIS 200,000,000, consisting of 200,000,000 Ordinary Shares, and to amend Article 10(A) of the Company’s articles of association accordingly to read as follows (additions are underlined and bold, and deletions are struck through):

“The Company’s registered share capital is NIS ~~160,000,000~~200,000,000 divided into ~~160,000,000~~200,000,000 ordinary shares of the Company, par value NIS 1.00 each (hereinafter: the “Shares”)”.

The board of directors sees the Company’s relations with the Underwriter and it security holders as highly valuable for the Company, and therefore believes it is very important that shareholders vote for this Proposal No. 2, which will allow the Company to meet its obligations. If the increase is approved, the board of directors would then have the power to issue the Underwriter Warrants and to re-reserve the ADSs underlying the Previous Warrants. In the event this Proposal No. 2, will not be approved the Company will be required to call a shareholders meeting for the increase of its share capital every three months. Further, without the shareholder approval, the Company will not be able to raise further funds by issuing securities.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve an increase to the Company’s share capital and to amend the Company’s articles of association accordingly, as detailed in the Proxy Statement dated August 16, 2018.”

The board of directors recommends shareholders vote “FOR” Proposal No. 2

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PROPOSAL NO. 3

APPROVAL OF THE COMPENSATION POLICY FOR EXECUTIVES AND DIRECTORS

As required by the Companies Law, we have adopted a compensation policy regarding the terms of office and employment of our executive officers and directors (the “Compensation Policy”), which was adopted by our shareholders on December 29, 2015.

Following a review of the Compensation Policy by the compensation committee and board of directors, as required by the law, the compensation committee and board of directors have approved, and recommend that shareholders approve, that the Compensation Policy would be amended and restated as reflected in the Compensation Policy in the form attached hereto as Exhibit A.

A compensation policy and any amendment thereto must be approved by the board of directors, after considering the recommendations of the compensation committee. A compensation policy and any amendment thereto also requires the approval of the Company’s shareholders. If a compensation policy and any amendment thereto is not approved by the shareholders by the required majority, the board of directors may nonetheless approve the compensation policy and any amendment thereto, provided that the compensation committee and thereafter the board of directors have concluded, following further discussion of the matter and for specified reasons, that such approval is in the best interests of the Company.

When considering the proposed Compensation Policy, our compensation committee and board of directors considered numerous factors, including the advancement of the company’s objectives, the Company’s business plan and its long-term strategy, and creation of appropriate incentives for directors and executive officers. The compensation committee and the board of directors also considered, among other things, the Company’s risk management, size and the nature of its operations, and reviewed various data and information they deemed relevant.

The proposed Compensation Policy is designed to promote retention and motivation of directors and executive officers, incentivize superior individual excellence, align the interests of the Company’s directors and executive officers with the long-term performance of the Company and provide a risk management tool. To that end, a portion of an executive officer compensation package is targeted to reflect the Company’s short and long-term goals, as well as the executive officer’s individual performance. On the other hand, the Compensation Policy includes measures designed to reduce the executive officer’s incentives to take excessive risks that may harm the Company in the long-term, such as caps on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation.

The proposed Compensation Policy also addresses the executive officer’s individual characteristics (such as his or her respective position, education, scope of responsibilities and contribution to the attainment of the Company’s goals) as the basis for compensation variation among executive officers, and considers the internal ratios between compensation of the Company’s executive officers and directors and other employees in the Company.

Pursuant to the proposed Compensation Policy, the compensation that may be granted to an executive officer may include: base salary, cash bonuses, equity-based compensation, benefits and retirement and termination of employment arrangements.

The compensation committee and the board of directors believe that the proposed Compensation Policy reflect amendments that are required in light of the experience gained in the implementation of the Compensation Policy, changes in the Company’s global business environment, changes in common practice among similar companies and changes in the Company’s management team.

The brief overview above is qualified in its entirety by reference to the full text of the proposed Compensation Policy, as reflected in Exhibit A attached hereto.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the Compensation Policy for executives and directors, as detailed in the Proxy Statement, dated August 16, 2018, which shall be effective for a period of three years from the date of its approval.”

The board of directors recommends shareholders vote “FOR” Proposal No. 3

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PROPOSAL NO. 4

RE-APPOINTMENT OF AUDITORS

Under the Companies Law and our articles of association, the shareholders of the Company are authorized to appoint the Company’s independent auditors. In addition, under our articles of association, the board of directors is authorized to determine the independent auditor’s remuneration. The Listing Rules of The NASDAQ Stock Market require that the Company’s audit committee approve the re-appointment and remuneration of the independent auditor.

At the Meeting, shareholders will be asked to approve the re-appointment of Kesselman & Kesselman, certified public accountants in Israel and a member of PriceWaterhouseCoopers International Limited, as the Company’s independent auditors for the year ending December 31, 2018, and to serve until the annual general meeting of shareholders to be held in 2019. Kesselman & Kesselman has no relationship with the Company or with any affiliate of the Company except as auditors.

The following table sets forth the total compensation that was paid by the Company and its subsidiaries to the Company’s independent auditors, Kesselman & Kesselman, in each of the previous two fiscal years:

	2016	2017
	(in thousands of U.S. dollars)
Audit fees(1)	$128	$160
Tax Fees(2)	10	33
Total	$138	$193

(1)	Includes professional services rendered in connection with the audit of our annual consolidated financial statements and the review of our interim consolidated financial statements. Includes professional fees related to annual tax returns.
(2)	Represents fees paid for tax consulting services.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve and ratify the appointment of Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year ending December 31, 2018, and its service until the annual general meeting of shareholders to be held in 2019.”

The board of directors recommends shareholders vote “FOR” Proposal No. 4

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PROPOSAL NO. 5

ELECTION OF L.I.A PURE CAPITAL LTD. DIRECTOR NOMINEES

On July 30, 2018, we received a letter on behalf of a L.I.A. Pure Capital Ltd., or Pure Capital, stating that Pure Capital acquired shares of the Company representing more than 5% of the outstanding share capital of the Company and requesting that the Company convene a shareholders meeting in order to replace the members of the board of directors of the Company. Pure Capital proposed that the shareholders elect the following new nominees to replace the director nominees proposed under Proposal No. 1 as directors of the Company to serve until the next annual general meeting of shareholders of the Company: Prof. Benad Goldwasser, Mr. Ronen Rosenbloom, Mr. Eli Yoresh and Mr. Eli Cohen. To the Company’s knowledge, Pure Capital’s nominees lack sufficient knowledge with respect to the Company’s activity, and from reviewing their curriculum vitae, it seems that three out of the four nominees lack any familiarity at all with the medical device industry. This is in contradiction to the Company’s directors up for election, which four out of the five have proven successful experience in the medical field.

On August 9, 2018, Pure Capital filed with the Commission a Schedule 13D stating its intention to seek a position of the Company’s board of directors and to gain a control interest in the Company, failing to state the letter it sent to the Company on July 30, 2018. The board of directors believes that this action shows bad faith on account of Pure Capital, which is looking to maximize its personal gain on account of the best interests of the Company and its shareholders. Furthermore Pure Capital’s failure to disclose the letter is a potential violation of the Securities Exchange Act of 1934.

Pure Capital is controlled by Kfir Silberman, which, based on publicly available information, is in the business of assuming control of public companies for the purpose of trading them as shells, having little regard for the Company’s core activity or its shareholders. The merger of Foresight Autonomous Holdings Ltd. (TASE: FRSX) into Asia Development Ltd. in 2015 and the most recent contemplated merger of U.N.V Medicine into D-Pharm LTD. (TASE:DPRM) are but two examples of Mr. Silberman’s method of operations. Based on publicly available information, we understand that as a part of these transactions, Mr. Silberman reaps consultancy fees and gains from the sale of his position based on share fluctuations resulting from these transactions. In the board of directors’ opinion, this more than anything else, exemplifies Mr. Silberman’s commitment to personal short term gain.

In light of this history, the board of directors believes Mr. Silberman’s underlying goal (whether explicitly stated or not) is to utilize the funds available from the most recent raise for personal gain through various transactions and finally, sell the Company as a dually traded shell. The board of directors’ belief is further strengthened by the fact that, from public information, we have learned that two of the four directors nominated by Mr. Silberman joined Mr. Silberman in previous transactions where Mr. Silberman gained control of public companies and sold them as shell companies for a personal gain.

As such, voting for Mr. Silberman’s proposed nominees will put an end to the Company’s efforts to commercialize its proprietary technologies. Efforts that just in the last quarter have gained considerable traction, evidenced by a capital raise of approximately $10 million, a $780,000 development agreement with industry leader AM Surgical Inc., an exclusive distribution agreement in the U.S. with Miro-Tech Endoscopy USA Inc. for the launch of the MUSE System in the U.S., as well as progress with CFDA Certification in China towards the launch of the MUSE System in China. The board of directors of the Company and management have taken the success of the most recent public offering as testament of our shareholders’ confidence in the Company’s operations, its proprietary solutions and its ability to create long term value to shareholders and urge you to vote for the Company candidates detailed in Proposal No. 1.

IN LIGHT OF THE ABOVE, THE COMPANY’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “AGAINST” PROPOSAL NO. 5 AND “FOR” PROPOSAL NO. 1.

Following is biographical information concerning Pure Capital’s nominees provided to us by Pure Capital. The information below concerning Pure Capital’s Nominees was not verified by us, and we provide no assurance as to the accuracy or completeness of such information.

Prof. Benad Goldwasser (67) is a serial entrepreneur and retired urology medical doctor. In 2016 years Prof. Goldwasser launched a venture capital fund partnered with SAIL, a Shanghai Government investment company. Prof. Goldwasser serves as a member of the board of directors of Innoventric Ltd. since 2017 and as active chairman of Safe Foods Inc. since 2018. From 2013-2016 Prof. Goldwasser served as an external director of BioCanCell Ltd. (TASE:BICL). Prof. Goldwasser was the co-founder of Vidamec Inc., Medinol Ltd., Rita Medical Inc., Optonol Ltd. and GI View Ltd. Prof. Goldwasser served as managing director of Biomedical Investments Ltd., an Israeli Venture Capital. During his medical career he served Chairman of Urology at the Chaim Sheba Medical Center and Professor of Surgery at Tel-Aviv University. Prof. Goldwasser holds an MD and MBA from Tel-Aviv University.

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Ronen Rosenbloom (46) is an independent lawyer working out of a self-owned law firm specializing in white collar offences. Mr. Rosenbloom serves as chairman of the Israeli Money Laundering Prohibition committee and the Prohibition of Money Laundering Committee of the Tel Aviv District, both of the Israel Bar Association. Mr. Rosenbloom previously served as a police prosecutor in the Tel Aviv District. Mr. Rosenbloom holds an LL.B from the Ono Academic College, an Israeli branch of University of Manchester.

Eliyahu Yoresh (48) serves as chief financial officer and director of Foresight Autonomous Holdings Ltd. (Nasdaq, TASE: FRSX) and Asia Group. In addition, Mr. Yoresh serves as a director of Nano Dimension Ltd. (Nasdaq, TASE: NNDM) and has previously served as a director of Geffen Biomed Investments Ltd. and Greenstone Industries Ltd. Mr. Yoresh served as the chief executive officer of Tomcar Global Holdings Ltd., a global manufacturer of off-road vehicles, from 2005 to 2008. Mr. Yoresh is an Israeli Certified Public Accountant. Yoresh acquired a B.A. in business administration from the Business College, Israel and an M.A. in Law Study from Bar-Ilan University, Israel.

Eli Cohen (50) is an independent lawyer working out of a self-owned firm. He serves as chairman of D-pharm Ltd., as director of Europe Hagag Ltd., and has previously served as director of Hagag Group Ltd., Multimatrixs and Matrat Mizug Ltd. Mr. Cohen holds an economics degree, an LL.B and LL.M in Commercial Law from Tel-Aviv University, as well as an MBA from the Northwestern University and Tel-Aviv University joint program.

Each director nominee has certified to us that he complies with all requirements under the Companies Law for serving as a director. Such certifications will be available for inspection at the Meeting.

At the Meeting, shareholders will be entitled to vote on the following Pure Capital’s proposal:

“RESOLVED, to elect each of Prof. Benad Goldwasser, Mr. Ronen Rosenbloom, Mr. Eli Yoresh and Mr. Eli Cohen to serve as directors of the Company until the close of the next annual general meeting of shareholders of the Company.”

The board of directors recommends shareholders vote “AGAINST” Proposal No. 5.

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OTHER BUSINESS

Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

By the Order of the Board of Directors,

Doron Birger Chairman of the Board of Directors of the Company Dated: August 16, 2018

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EXHIBIT A

COMPENSATION POLICY FOR EXECUTIVES AND DIRECTORS

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Executives and Directors

Compensation Policy of Medigus Ltd.

(the “Company”)

1.	Objectives of the Company’s Compensation Policy

The purpose of the Company’s compensation policy is to establish sustainable guidelines for the Company’s applicable organs in determining the Company’s compensation to its Office Holders (as such term is defined below) in light of the following objectives of such compensation:

A.	To establish a correlation between the interests of the Company’s Office Holders and those of the Company and its shareholders.

B.	To recruit and maintain qualified Office Holders, who may contribute to the Company’s financial and commercial success, given the unique challenges it faces and its business environment.

C.	To provide incentives for the Company’s Office Holders, in order to ensure high-level operations without encouraging the taking of unreasonable risks.

D.	To establish an appropriate balance between fixed compensation, compensation which incentivizes short-term results and compensation which reflects the Company’s long-term operation.

2.	Compensation Policy; Background

Objectives

Through this document, the Company will determine and publish its policy with regards to the compensation of its Office Holders, including all components of compensation, while establishing principles, considerations, parameters and rules for the determination of Office Holders’ terms of tenure by the Company’s organs during the application period of this compensation policy. The policy is presented to the Company’s General Meeting of shareholders and subject to their approval, thereby providing an opportunity for shareholders to influence the method used to determine the compensation of Office Holders, and to express their opinion on the matter. The publication of the compensation policy increases and improves the effectiveness of the Company’s disclosure to its investors and to the capital market. In addition to the foregoing, the compensation policy is intended to comply with the obligation set forth in the Israeli Companies Law, 5759-1999 (hereinafter: the “Companies Law”).

Application of the Compensation Policy

In accordance with the provisions of the Companies Law, the compensation policy will apply with respect to the terms and conditions of the tenure and employment of the Office Holders in the Company. The definition of Office Holders in the Companies Law includes “a general manager, chief business manager, deputy general manager, vice general manager, any person filling any of these positions in a company even if he holds a different title, as well as a director, or a manager directly subordinate to the general manager.” For the purpose of this policy, each Office Holder other than a director shall be referred to as an “Executive”.

The compensation policy is not intended to establish personal terms and conditions for specific Office Holders, but rather to set forth objective principles and parameters which will apply to all Company’s Office Holders. This policy sets forth maximum amounts only, and nothing in this policy shall obligate the Company to grant any particular type or amount of compensation to any Office Holder, unless expressly stated otherwise, nor shall it derogate from approval procedures mandated by law.

In accordance with the provisions of the Companies Law, the compensation policy is subject to approval every three years. Therefore, the current compensation policy shall be valid for a period of three years from the date of its approval by the General Meeting or as otherwise required by the Companies Law. The Company may, pursuant to the Companies Law, amend or renew the compensation policy within that period of implementation, subject to an approval at the General Meeting or as otherwise required by the Companies Law.

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It should be noted that, by law, contractual agreements with Office Holders regarding the terms and conditions of their tenure and employment which were approved prior to the approval of this compensation policy shall continue to apply, and do not require additional approval in accordance with the provisions of this policy.

Establishment and Approval of the Compensation Policy

In accordance with the Companies Law, the responsibility for approving the compensation policy applies with the Board of Directors, after the foregoing has considered the recommendation issued by the Company’s Compensation Committee. The compensation policy is subject to the approval of the General Meeting (including by a majority of those participants who are not controlling shareholders or interested parties, as provided in the Companies Law). In accordance with the provisions of the Companies Law, in the event that the General Meeting does not approve the policy, the Board of Directors will be entitled to approve the policy based on grounds provided by the Board of Directors and the Compensation Committee, according to which the foregoing action is taken in the Company’s best interest.

Maintenance of the Compensation Policy

The holder of the most senior position in the Company in the field of human resources (as of the adoption of this policy - the Chief Financial Officer) under the supervision of the Company’s Compensation Committee, is responsible for monitoring any changes in the Company, in its business environment, in the capital market, in the labor markets, and in other relevant factors, which may impact the Company’s considerations regarding the determination of compensation for Office Holders. When applicable, the Compensation Committee shall convene to discuss the foregoing, and where necessary, present its recommendations for necessary updates to the policy to the Company’s Board of Directors.

3.	Characteristics of the Company and of Its Office Holders

Business Environment and Its Effect on Office Holders’ Compensation

As a public company engaged in the research, development and marketing of endoscopy based medical devices, the Company has two objectives: providing its clients efficient and safe systems, and maximizing its revenues for the benefit of its shareholders.

The Company is a medical device company specializing in developing minimally invasive endosurgical tools and highly innovative imaging solutions. Further information regarding the Company’s business activity may be found in the Company’s filings with the Securities and Exchange Commission (“SEC”).

For fulfilling the Company’s objectives, the Company has established, and may be required to establish further operation centers outside of Israel and has appointed, and may be required to appoint Office Holders to serve in such centers. In light of the disparities between acceptable compensation levels and competitive market in Israel and other countries, the quantitative parameters for the determination of executive compensation are separately addressed regarding Israel and other countries.

In light of this, the Company’s commercial success depends, to a large extent, both on its ability to recruit skilled Office Holders and employees with unique background and experience in the field of medical devices, and on its ability to provide its Office Holders and employees with incentives designated for the investment of outstanding personal efforts on their behalf and for achievement of goals established by the Company’s Board of Directors. The need to achieve defined regulation and commercialization milestones emphasizes the necessity in conditioning parts of certain Office Holders’ compensation upon personal achievements.

Description of Office Holders’ Positions

A description of the positions and responsibilities of the Company’s Office Holders to whom this policy may apply may be found in the Company’s annual reports filed with the SEC.

4.	Compensation Components and the Balance between them

General

An adequate balance between the components of compensation exists when a linkage is maintained between compensation and the creation of value for the Company’s shareholders, while maintaining the Company’s ability to recruit and maintain talented Office Holders and incentivizing them to pursue the Company’s objectives. In particular, an appropriate balance between the fixed component and the variable components avoids excessively emphasizing one component, since excessively emphasizing the fixed component may result lack of initiative, whereas excessively emphasizing the variable component may encourage the taking of uncontrolled, unreasonable risks by Office Holders in a manner which is not for the Company’s benefit or which does not conform with the Company’s objectives.

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Compensation Components

Fixed Compensation

Base salary is a fixed amount paid to an Executive on a monthly basis, regardless of the Executive’s performance. This component constitutes the basis for payment of the additional benefits (as further elaborated below). Payment of the base salary enables the implementation of flexible and effective incentive plans, while minimizing risk-taking caused by over-compensation on variable components’ basis. Both the base salary and the additional benefits must also take into account the prevailing conditions in the Company’s market (“benchmarking”); however, the Company does not believe this consideration to be dominant, inter alia in the interest of avoiding a “salary race” between companies in its market. It should be noted that additional benefits are unique and depend upon the prevailing customs in different countries, and that when the Company engages employment agreements with Executives for positions outside of Israel, such Executives may be entitled to receive additional benefits according to the prevailing customs in the countries in which they serve, in order to ensure the competitiveness of the employment terms and conditions offered by the Company relative to its competitors in the relevant country.

Variable Compensation

Cash variable compensation is one of the components used for achieving the objectives of this compensation policy herein, and particularly for creating a correlation between the interests of the Company’s Executives and those of the Company and its shareholders. In order to promote the objectives of this policy herein, the conditions for the payment of bonuses shall reflect the Company’s short-term and long-term objectives, insofar as possible, and shall constitute a proportionate part of the total compensation in a manner that constitutes a dominant component in the entire compensation package, and primarily with respect to the fixed salary component, while not constitute an excessively large portion of such compensation package, in order not to create incentives for taking uncontrolled or unreasonable personal and organizational risks. In order to create incentives for Executives to achieve their goals, the variable compensation shall be determined in a manner that links the payment of compensation to short-term and long-term performance objectives. Although it is common practice to pay bonuses upon achievement of financial goals, the Company’s objectives for the payment of bonuses may be dependent upon other measurable achievements, such as achieving regulatory milestones, receiving various authorizations, executing agreements, etc. as well as non-measurable “qualitative” achievements. Dependency of bonuses upon achievement of non-financial achievement is relevant to a large extent given the Company’s transitional stage between being a research and development company and a commercial one.

Equity-Based Compensation

Equity-based compensation is used to link between the Company’s value for its shareholders (which is reflected by the increase of the Company’s price per share) and the compensation of its Office Holders. This component is implemented by one of, or a mix of, equity compensation such as options, restricted stock units (RSUs), restricted shares and other equity-based compensation. Equity-based compensation constitutes an incentive over time, as well as an incentive to be employed by the Company over long periods of time, by setting vesting dates for the granted equity awards, by their expiration pursuant to the termination of the relevant office holder’s tenure, or by conditioning the grant or vesting of equity awards (or portions thereof) on the achievement of objectives. Furthermore, accelerated vesting mechanisms may create incentives for Office Holders to remain employed by the Company and to achieve its objectives even if an extraordinary event, such as the merger or sale of the Company, change of control, or termination of employment in certain circumstances, is expected. Equity-based compensation is an important component in this compensation policy herein, since it is common practice in comparative companies and is important to the Company’s ability to recruit and retain Office Holders, it is an efficient substitute for cash compensation, and is especially appropriate since some of the operations which are crucial for the Company’s success are long-term ones, and some of the Company’s Office Holders’ efforts may only bear fruit over long periods of time.

Termination-Based Compensation

Compensation paid upon the termination of tenure is used both as an incentive to recruit talented Executives by reducing their exposure upon terminations of their service due to various circumstances, as well as an incentive for Executives to serve in the Company for long periods of time, should the compensation be dependent upon seniority.

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5.	Considerations and Parameters for the Determination of Compensation

General Considerations for the Determination of Executive’s Compensation

When determining the compensation of an Executive, the Company’s Board of Directors, compensation committee and management shall comply with the guidelines stipulated by this policy herein, including regarding the cap on the compensation components and the quantitative parameters which have been determined in this section below, and will also consider the following factors (in addition to any other relevant factor):

(i) The Executive’s personal data, including his education, skills, expertise, and professional experience and achievements, whether in the Company or in other companies, as well as his uniqueness in the market; for this purpose, it should be noted that the medical devices market requires employment of Executives who hold unique experience and expertise, including experience working with regulatory entities such as the FDA, experience in conducting clinical experiments, experience in marketing medical devices to customers such as hospitals, and managing engagements for the purpose of medical reimbursement outside of Israel;

(ii)  The Executive’s position, characteristics, responsibilities, efforts required for success in the position, the extent to which such Executive is essential for the Company’s success, the possibility to recruit a replacer for his position, the potential damage to the Company in the event the Executive is dismissed or resigns, his seniority and previous compensation arrangements with the Company;

(iii)  The Executive’s residential address and address of service – if the Executive resides in a country in which the prevailing compensation in the relevant market for his position is higher than its equivalent in Israel or in which the living conditions are more difficult or easy than the ones in Israel, the compensation, including any benefits, shall be adjusted to take into account all such differences;

(iv)  Prevailing salary levels for similar positions in the market – in order to ensure the Company is competitive and recruits appropriate and high-quality personnel, it must offer a salary at a level which corresponds with the prevailing salary in its market. The foregoing is particularly relevant to the medical devices market, which requires unique experience and skills, available by a limited number of office holders. The Company’s market includes medical device companies, and particularly such companies which received material regulatory approvals and are focusing their efforts in commercializing their respective products worldwide; public companies whose market value, the nature of their operations or their revenue, is similar to those of the Company; and companies which primarily operate in the United States and in Europe, and which employ Executives serving and operating in these areas; and

(v)  The ratio between Executive’s compensation cost and the Salary Cost of other Company’s employees (including the Company’s Contract Employees), and particularly the ratio between the compensation cost of the foregoing Executives and the average and the median Salary Costs of employees and the effect such ratios have on the working relations in the Company1; the Company acknowledges it has to pay different levels of compensation to its various employees and Executives, inter alia for the purpose of recruiting talented and experienced Executives and employees who constitute key personnel for the achievement of the Company’s objectives. It should be noted that where Executives reside and serve in such countries in which higher compensation than the one available in Israel is paid in accordance with customary market terms, the Company shall consider such higher compensation levels in its evaluation of the above ratios.

[1]	“Contract Employees” shall mean employees of a Manpower Contractor of whom the Company is, in practice, the employer, and employees of a Service Contractor who are hired by the Company for the provision of services; for this purpose, the meaning of “Manpower Contractor” and “Service Contractor” are as defined in the Engagement of Employees by Manpower Contractors Law, 5756-1996. For the purposes of this Section herein, “Salary Cost” shall mean any payment paid for employment including employer contributions, retirement payments, vehicle and related expenses, and any other benefit or payment.

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Establishment of Base Salary and Benefits

The base salary shall be negotiated by the Company and the relevant Executive prior to his or her appointment for office, and upon the Company’s periodic evaluation of his or her base salary during his or her tenure. The base salary shall be based upon the parameters specified above, provided that the base salary shall not deviate from the pre-determined cap for such Executive, as further elaborated below.

In addition to the base salary, the Company may include the following benefits, provided that such benefits, including the following will be in accordance with applicable law and common practice in the market from time to time: (i) vacations days (or redemptions thereof); (ii) allocations to pension and/or insurance funds, including loss of working capacity insurance; (iii) education funds (Keren Hishtalmut); (iv) directors’ and officers’ insurance; (v) reimbursement for employment of service related expenses; (vi) company vehicle (type of vehicle will be determined according to the Executive’s position), including reimbursement of all related expenses, and tax payments incurred in connection with the vehicle as shall be in effect from time to time (or, alternatively, reimbursement of expenses in private vehicle, which shall not exceed the cost of company vehicle and all related costs; (vii) internet, laptop computer, cellular telephone for personal use, home phone expenses and daily newspaper; (viii) accommodation during employment or service related travels; (ix) mandatory allocations such as recuperation pay (Dmei Havra’a); and (x) office holders’ indemnification and exemption of liability in accordance with the Companies Law, the Company’s Articles of Association and the Company’s policy from time to time.

Executives who serve outside of Israel (including such Executives who serve in the Company’s U.S. subsidiary or in such other subsidiaries which may exist from time to time) may be entitled to benefits in accordance with applicable custom and practice in their country of service and for Executives of similar rank; Accordingly, Executives serving in the United States will be entitled, in addition to the base salary, to medical and dental insurance coverage for the Executive and his immediate family, which shall be paid by the Company, as well as employer’s allocations for 401(k) funds, as well as similar or parallel benefits as customary in other global locations.

Establishment of Performance-Related Cash Variable Compensation

The Company shall establish parameters and conditions for the payment of an annual cash bonus, including maximum bonus amounts and the maximum multiplier of monthly base salaries such bonuses may include, on an annual, or multi annual, basis and threshold conditions for payment.

Eligibility for the annual cash bonus shall be based upon measurable criteria, which may include financial results (such as revenue, profit or fund raising targets) and milestones such as regulatory approvals, agreement executions (such as licenses or distribution or collaboration agreements), performance of medical procedures and other business millstones (such as number of procedures or MD training). Additionally, the Company may determine that, with respect to the chief executive officer (the “CEO”) or an officer who is a director, that a non-material portion of his or her annual cash bonus will be based on the evaluation of the Board of Directors in an amount that will not exceed, with respect to any calendar year, three (3) monthly base salaries and benefits, and, with respect to any officer subordinated to the CEO, which does not serve as a director, a portion or all of his or her annual cash bonus will be based on the evaluation of the CEO.

In the event of a new hired Executive or of an Executive who’s engagement ends during the year, his entitlement to an annual cash bonus may be determined on a pro rata basis. The Company may also determine threshold conditions which, unless met, will not result in payment of any bonuses.

At the end of each year, the Company shall evaluate the rate of objectives met during the preceding year. In the event that an Executive met all of his pre-determined objectives, such Executive shall be entitled to receive 100% of his performance-related compensation component, and in the case of a partial achievement of such objectives, or of some of the objectives, the Company shall pay a proportional part of such maximum component, provided that the applicable threshold conditions for payment were also met.

In addition to the annual cash bonus specified above, the Compensation Committee and the Board of Directors may, from time to time and to the extent they deem it is required, approve payment of a signing bonus or a special bonus for an office holder either under special circumstances, for special contributions, achievements or assignments or in the event of a change in control of the Company. The Company considers payment of such signing and special bonuses as an important tool for providing incentives for its Executives, especially in light of the inability to foresee all the specific grounds for payment of bonuses pursuant to the principles set forth in this compensation policy herein.

The payment of variable compensation shall be subject to the provision of a written undertaking by the Executive receiving such variable compensation to repay any amount of such variable compensation paid to him based on data which has later been found to be incorrect, and which has been restated in the Company’s financial statements within a period of three years following the grant of such performance related compensation. The Compensation Committee and the Board of Directors shall be authorized not seek recovery to the extent that (i) to do so would be unreasonable or impracticable or (ii) there is low likelihood of success under governing law versus the cost and effort involved; the aforementioned undertaking shall be in accordance with any general claw-back policy as may be adopted by the Company.

Establishment of Equity-Based Compensation

Equity-based compensation is an effective tool, designated for the creation of incentives for Office Holders, which correspond with the long-term objectives of the Company and its shareholders. Stock options are currently an appropriate key equity based compensation vehicle. In the future, the Company may offer various types of equity based compensation vehicles (e.g. restricted shares, restricted share units, phantom shares, performance shares, performance share units, etc.) as well as a mix of such vehicles. When determining the types of equity- based vehicles and the mix of them, if any, the Company will consider among other things, the types of equity awards then available to the Company and the balance between aligning officer’s and shareholder’s interests and the Company’s risk management policy at the time.

To the extent legally available and applicable, the Company will grant options to its Israeli residents Officer Holders in accordance with Section 102 of the Israeli Income Tax Ordinance [New Version], 5721-1961 and/or means of other equity-based compensation, which may promote the Company’s objectives, as determined by the Board of Directors. Office holder receiving such equity-based compensation shall bear any applicable tax. Reference to “options” in this compensation policy shall also include other means of equity-based compensation which may be provided in the future.

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Grant of options shall be in accordance with and subject to the terms of the Company’s current or future applicable equity-based compensation plans, and when granting options to office holders, the Company shall set the following conditions:

(i) Maximum Grant Date Value of Options Granted to Each Office Holder – such value will be subject to the cap on equity grants, as further elaborated below, and will be based on the Black and Scholes Model (or such other applicable models).

(ii)  Maximum Dilution Rate of the Company’s Share Capital – the maximum dilution rate may not exceed 10% of the Company’s share capital on a fully diluted basis.

(iii)  Vesting / Minimum Holding Period – options granted will vest over periods ranging from once a month to once a year, and will become fully vested over several years (e.g., two (2) to four (4) years) but no less than two (2) years from the date of grant. The company may set accelerated vesting terms and conditional vesting terms for the options granted.

(iv)  Conditional Vesting / Objective Dependent Exercise – the Company will consider adoption of conditional vesting and/or objective dependent exercise of options, in consideration of the Office Holder’s position. Notwithstanding the aforementioned, the Company is not obligated under this compensation policy to condition the grant or exercise of options granted upon the achievement of personal or Company objectives. Such objectives may be identical to, or different from, the objectives set by the Company for the payment of annual or special cash bonuses and may be adjusted, when applicable, following major acquisitions, divesture, organizational changes or material changes in the Company’s business environment. To the extent that options’ vesting is conditioned upon the achievement of objectives, the Company may determine that such options will become fully vested upon the achievement of the relevant objective, rather than by the lapse of vesting periods.

(v)  Exercise Price for stock options – will be set as an incentive to maximize the Company’s value, and will be equal to, or higher than, the price per share in the stock exchange determined by the Board of Directors on the date of grant, or will be equal to the average price per share during a pre-determined period prior to the grant approval date as determined by the Board of Directors.

The Board of Directors shall have the discretion to reduce, cancel or suspend payment of any variable compensation components, in cases where such reduction, cancellation or suspension of payment is deemed necessary. In addition, the Board of Directors may set a maximal exercise value of variable components which are not exercised in cash.

Establishment of Relocation Compensation

Relocation compensation may be granted to an Executive under relocation circumstances. Such compensation may include reimbursement for out of pocket one time payments and other ongoing expenses, such as travel, housing allowance, car or transportation allowance, home leave visit, healthcare, participation in children tuition fees etc., all as reasonable and customary for the relocated country.

6.	Compensation Components Caps

General

The fixed and variable compensation components will be subject to the following:

(i)  The base salary maximum rates stated in this policy refer to provision of services on a 100% basis and consist of only the (gross) base salary, excluding any benefits available under this compensation policy.

(ii)  The annual bonus cap stated in this policy refers to the target annual bonus to be granted upon achievement of 100% of the objectives for payment of such annual bonus.

(iii)  In the case of equity-based compensation, the cap stated in this policy refers to the value of the options granted (or of other means of such compensation) as of the date of grant based on the Black and Scholes Model (or such other applicable model) per year of vesting (taking into account the cost of previous vesting grant for that year).

(iv)  If an Executive (or a company controlled by him) receives fees for the provision of services in his position as an Executive, which will be made in lieu of a salary and benefits, then the portion of such fee that comprises the equivalent of a base salary shall be deemed to be such Executive’s base salary for the purposes of this compensation policy herein, including for the determination of the cap on compensation components.

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Non-Executive Directors

The Company’s non-executive directors may be compensated by means of (i) an annual payment of up to NIS 111,345, and by means of payment for participation in Board (or committees) meetings up to an amount of NIS 4,285 per meeting, or (ii) an annual payment of up to NIS 175,620, which will include payment for participation in Board (or committees) meetings. Such Directors may also be entitled to receive equity-based compensation in accordance with any applicable law, but will not be entitled to receive performance-based compensation, such as bonuses. The Company may repay Director’s expenses in accordance with any applicable law.

The caps on each of the non-executive Directors’ compensation components per year are as follows:

Variable Equity-based Compensation	Annual Bonus	Signing and Special Bonus
up to 75% of the annual payment as described above	Not Applicable	Not Applicable

Chief Executive Officer

The CEO’s base salary, excluding benefits, shall range between the following amounts: (i) a CEO whose position is primarily in Israel: up to NIS 100,000, per month, and (ii) a CEO whose position is primarily in the United States or Europe2: up to NIS 150,000, per month.

The caps on the CEO’s variable compensation components per year are as follows:

Variable Equity-based Compensation	Annual Bonus	Signing and Special Bonus
Up to five (5) monthly base salaries	Up to six (6) monthly base salaries	Up to six (6) monthly base salaries

Special and signing bonuses will not be included in the calculation of the maximum annual bonus.

Other Executives

Other Executive’s base salary, excluding benefits, shall range between the following amounts: (i) an Executive whose position is primarily in Israel: up to NIS 70,000, per month, and (ii) an Executive whose position is primarily in the United States or Europe: up to NIS 100,000, per month.

The caps on other Executive’s variable compensation components per year are as follows:

Variable Equity-based Compensation	Annual Bonus	Signing and Special Bonus
Up to four (4) monthly base salaries	Up to six (6) monthly base salaries	Up to six (6) monthly base salaries

Special and signing bonuses will not be included in the calculation of the maximum annual bonus.

Termination of Services

Executives shall be entitled to an advance notice period in accordance with existing agreements, and, in the absence of provisions in the agreements, as determined by the law. In any event, the advance notice period shall not exceed six (6) months. During said notice period, Executives will be required to continue to fulfill their duties, unless the Company decides to release them from this obligation.

In addition to any payments required under any applicable law upon termination of service, vesting of outstanding options and payment of an additional severance bonus may be included in office holder’s employment agreement, or may be paid upon Executive’s severance, subject to receipt of all required approvals. The Company will consider payment of a severance bonus in consideration of the objectives of this compensation policy herein, as well as: (i) the service period of the Executive in question; (ii) the Executive’s terms and conditions of service; (iii) the Company’s operations during Executive’s service; (iv) the Executive’s contribution to the achievement of the Company’s objectives and to its profitability; and (v) the circumstances of the severance.

The maximum severance bonus that may be paid by the Company is as follows: (i) non-executive directors will not be eligible for severance bonus, (ii) the CEO may be entitled to a severance bonus of up to six (6) monthly salaries, and (iii) other Executives may be entitled to a severance bonus of up to three (3) monthly salaries. An Executive’s severance bonus will be based on his last monthly salary as of the termination date of his service and his or her termination of service must not be in circumstances which, in the Company’s opinion, justify severance pay to be revoked.

[2]	For the purposes of this compensation policy herein, the NIS-USD and NIS-EUR exchange rates shall be as follows: USD 1 = NIS 3.7; EUR 1= NIS 4.2.

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7.	Directors’ and Officers’ Liability Insurance, Indemnification and Exemption

The Company may provide its directors and officers, including those serving in any of its subsidiaries from time or time, with a liability insurance policy (the “Insurance Policy”) provided that the engagement is in the ordinary course of business, in market terms and is not expected to materially influence the Company’s profits, properties and undertakings. The coverage limit of the Insurance Policy shall be of up to $30 million per occurrence and for the insurance period (additional coverage for legal expenses not included), provided that the annual premium shall not exceed $300,000 and that the deductible (except for extraordinary matters as prescribed in the insurance policy, such as lawsuits against the Company pursuant to securities laws and/or lawsuits to be filed in the US/Canada) shall not exceed $150,000 per occurrence.

The Company may extend the Insurance Policy in place to include cover for liability pursuant to a future public offering of securities. The additional premium for such extension of liability coverage shall not exceed 300% of the last paid annual premium. The Insurance Policy, as well as the additional premium shall be approved by the Compensation Committee (and if required by law, by the Board of Directors) which shall determine that the sums are reasonable considering the exposures pursuant to such public offering of securities, the scope of cover and the market conditions and that the Insurance Policy reflects the current market conditions, and it does not materially affect the Company’s profitability, assets or liabilities.

Upon circumstances to be approved by the Compensation Committee (and, if required by law, by the Board of Directors), the Company shall be entitled to enter into a “run off” Insurance Policy of up to seven (7) years, with the same insurer or any other insurance (the “Run Off Coverage”). The limit of liability of the insurer shall not exceed US$30 million per claim and in the aggregate for the term of the policy, the premium for the insurance period shall not exceed 300% of the last paid annual premium and the deductible (except for extraordinary matters as prescribed in the Insurance Policy, such as lawsuits against the Company pursuant to securities laws and/or lawsuits to be filed in the US/Canada) shall not exceed US$150,000 per claim. The Run Off Coverage, as well as the limit of liability and the premium for each extension or renewal, shall be approved by the Compensation Committee which shall determine whether the sums are reasonable considering the Company’s exposures, the scope of coverage and market conditions and if the Run Off Coverage reflects then prevailing market conditions, and, provided, further, that the Run Off Coverage shall not materially affect the Company’s profitability, assets or liabilities.

In addition, the Company may exempt all Directors and officers, as may be appointed from time to time in the future, from liability for a breach of their duty of care to the Company and provide them with indemnification to the fullest extent permitted by law and the Company’s articles of association.

8.	Miscellaneous

The Company’s Compensation Committee and Board of Directors shall be authorized to approve a deviation of up to 10% from any limits, caps or standards detailed in this policy, and such deviation shall be deemed to be in alignment with this policy.

An Immaterial Change in the Terms of Employment of an Executive, which is not a Director or the CEO may be approved by the CEO, provided that the amended terms of employment are in accordance with this policy. An “Immaterial Change in the Terms of Employment” means a change in the terms of employment of an officer with an annual total cost to the Company not exceeding an amount equal to two (2) monthly base salaries of such Executive.

ADOPTED: __________________

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